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Alcatel-Lucent Reports Q4 2015 Results

Successful Completion of The Shift Plan

Group generates Euro 660 million of free cash flow in 2015

The Shift Plan

•	Free cash flow of Euro 660 million in 2015, exceeding the Shift Plan target of being free cash flow positive in 2015
•	Cumulative fixed cost savings over the Shift Plan horizon of Euro 1,031 million, surpassing the objective of Euro 950 million
•	Core Networking revenues totaling Euro 6,780 million with adjusted operating margin of 10.0% in 2015 as a whole, consistent with the revised objectives
•	Access operating cash flow at Euro 627 million for 2015, exceeding the Shift Plan target of Euro 200 million
•	Debt reduction exceeding the Shift Plan target of Euro 2 billion, evidenced by net cash position of Euro 1,409 million compared to a net debt position of Euro (794) million at the end of Q2 2013
•	Share of next-generation technologies growing to 77% of revenues in 2015, from around half of revenues in 2012
•	Gross margin reaching 36.0% in 2015, an improvement of nearly 7 percentage points compared to 2012
•	Adjusted Operating margin reaching 7.2% in 2015, an improvement of 9 percentage points compared to 2012

Q4’15 Results

•	Group revenues, excluding Managed Services and at constant perimeter, increasing 15% year-on-year and 6% at constant exchange rates
•	Strong growth in next-generation technologies revenues, up 36% year-on-year and 26% at constant exchange rates, and now representing 79% of revenues compared to 67% in the year-ago quarter.
•	Record profitability with gross margin expanding 470 bps to 39.4%, reflecting a high level of activity at the end of the year, composed notably of significant software sales.
•

Adjusted operating profit almost doubling year-over-year to Euro 560 million; adjusted operating margin reaching 13.5%, up 580 bps, reflecting the improvement in gross margin and relatively lower operating expenses.

•

Reported Group share of net income amounting Euro 589 million for the quarter, leading to a full year level of Euro 257 million, the first full year profit since 2011. Excluding Nokia transaction related costs, Group share of net income reaching Euro 659 million for the fourth quarter and Euro 361 million for 2015 as a whole.

•	Free cash flow of Euro 1,020 million, the highest level ever recorded in any quarter since the Alcatel-Lucent merger.

Key numbers for the fourth quarter and full year 2015 (unaudited)

In Euro million (except for EPS)	Fourth quarter 2015	Fourth quarter 2014	Change y-o-y	2015	2014	Change

Profit&Loss Statement
Revenues	4,161	3,682	13%/4%*	14,275	13,178	8%/-4%*
Gross profit	1,640	1,279	361	5,143	4,408	735
in % of revenues	39.4%	34.7%	470 bps	36.0%	33.4%	260 bps
Adjusted Operating income	560	284	276	1,029	623	406
in % of revenues	13.5%	7.7%	580 bps	7.2%	4.7%	250 bps
Net income (loss) (Group share)[1]	659	271	388	361	(118)	479
Reported EPS diluted (in Euro)	0.18	0.08	Nm	0.09	(0.04)	Nm
Reported E/ADS diluted (in USD)	0.20	0.10	Nm	0.10	(0.05)	Nm

Cash Flow Statement
Segment Operating cash flow	942	518	424	1,189	494	695
Free cash flow [1]	1,020	264	756	660	(420)	1,080
Free cash flow before restructuring cash outlays [1]	1,136	420	716	1,084	43	1,041

The Shift Plan KPIs
Core Networking Revenues	2,047	1,802	14%/7%*	6,780	5,966	14%/4%*
Core Networking Adjusted Operating income	333	288	45	678	630	48
in % of revenues	16.3%	16.0%	30 bps	10.0%	10.6%	-60 bps
Access operating cash flow	515	154	361	627	48	579
Cumulative Fixed Cost Savings	1,031	675	356	1,031	675	356

* At constant rate

(1) Excluding Nokia transaction related costs

Paris, February 11, 2016 - Alcatel-Lucent (Euronext Paris and NYSE: ALU) delivered a record set of results for Q4 2015 reflecting a relentless focus on execution, as the Group prepares to combine with Nokia, as well as benefitting from a high level of activity at the end of the year.

Commenting on the results, Philippe Camus, Chairman and CEO of Alcatel-Lucent, said: “Our Q4 results demonstrate best-in-class execution, enabling us to close the Shift journey with the pride of having accomplished what we had committed to. Until the very last day of the quarter, the organization showed relentless dedication leading to the fulfillment of the major goals of The Shift Plan, the most emblematic being free cash flow positive and reaching Euro 950 million of cumulative fixed costs savings. I would like to thank all our employees for such an achievement and our customers for their trust. Based on this success, the Group has now embarked on the next chapter of its story with Nokia and will continue to deliver value as part of a global leader in technology and services for an IP connected world.”

Highlights of The Shift Plan

•

The Shift Plan was launched in June 2013 with the triple ambition of repositioning the Group from a telecom equipment generalist to a specialist in IP, cloud and ultra-broadband technologies, re-establishing competitiveness and restoring a sound balance sheet. The release of Q4 and Full-Year 2015 results demonstrate the success of this turnaround.

•	Major KPIs of the Plan fulfilled:

¡

Free Cash Flow: the target of being free cash flow positive in 2015 was largely exceeded with inflows of Euro 660 million for the year as a whole. This compares to an outflow of Euro (668) million in 2012.

¡	Fixed Cost savings: the target of Euro 950 million cumulative fixed costs savings was surpassed with an actual realization of Euro 1,031 million.

¡

Core Networking segment: revenues totaled Euro 6,780 million and adjusted operating margin reached 10.0% in 2015, consistent with the revised objectives. In 2012, Core Networking revenues were Euro 6,180 million and adjusted operating margin was 2.3%.

¡	Access segment: operating cash flow reached Euro 627 million for 2015, largely exceeding the Shift Plan target of Euro 200 million. In 2012, Access segment cash flow was (105) million.

•

The Group successfully repositioned itself as a leader in IP, Cloud and Ultra-broadband technologies, as evidenced by the growing share of next-generation technologies which, from around half of revenues in 2012, represented 77% in 2015, growing at a double-digit pace on average over the period. At the same time, the share of R&D spending into next-generation technologies expanded from 67% in 2012 to 87% of total R&D in 2015.

•

The Group operating model now allows for a cost structure that is aligned with peers and a lower breakeven point, primarily through sales and marketing efficiency, R&D resources allocation, and procurement optimization. Gross margin moved up from 29.1% in 2012 to 36.0% in 2015, gaining nearly 7 percentage points over the period, while adjusted operating margin expanded by 9 percentage points from (1.8%) in 2012 to 7.2% in 2015. This represents an improvement of nearly Euro 1.3 billion in operating income throughout the period.

•

Substantial decrease of our pension risk exposure in the Group’s US pension plan liabilities notably as a result of the previously announced lump sum offer, which stood at US$ 21.7 billion at the end of 2015 compared to US$ 30.0 billion at the end of 2012, despite the negative impact of new mortality tables over the period.

•

Lastly, the Group completed its refinancing as soon as 2014. In less than a year, the debt was reprofiled, maturity lengthened and cash interest costs reduced. At the end of 2015, the Group had a net cash position of Euro 1,409 million compared to a net debt position of Euro (794) million at the end of Q2 2013.

Highlights of Q4 2015

•

Group revenues, excluding Managed Services and at constant perimeter, increased 15% year-on-year, with strong growth in next-generation revenues, which were up 36%. At constant exchange rates, Group revenues increased 6% while next-generation revenues were up 26%. The weight of next-generation revenues continued to progress, representing 79% of revenues compared to 67% in the year-ago quarter.

•

Gross margin expanded to its highest-level since the Alcatel-Lucent merger, at 39.4%, an increase of 470 bps year-on-year, driven by improved profitability in certain business lines and a high level of activity at the end of the year, composed notably of a high proportion of software sales. On a more normalized basis, gross margin for the quarter would have been lower by a few percentage points though still substantially above the level of Q4 2014.

•

Adjusted operating income totaled Euro 560 million, or 13.5% of revenues, compared to Euro 284 million in the year-ago quarter, or 7.7% of revenues. The substantial increase in adjusted operating margin reflects the improvement in gross margin and relatively lower operating expenses. Profitability of our Core Networking segment improved slightly compared to the year ago quarter to reach an adjusted operating margin of 16.3% while our Access segment set a new record with an adjusted operating margin of 11.8% compared to 0.3% in the year-ago quarter.

•

As reported, Group share of net income amounted Euro 589 million or Euro 0.21 per share. Excluding Nokia transaction related costs, Group share of net income was Euro 659 million for the fourth quarter compared to Euro 271 million in the year-ago period. The improvement compared to the year-ago quarter mainly stems from improved adjusted operating income as well as the recognition of the positive impact of the US pension lump-sum offer, as described in our Q3 results report. The successful completion of such lump-sum pension offer to US retirees resulted in an actual increase in US pension surplus of US$ 449 million which was recognized in Q4. This was partially offset by an increase in financial expense of Euro 62 million largely as a result of mark-to-market of certain positions.

•

Free cash flow excluding transaction related costs was Euro 1,020 million, the highest level ever recorded since the Alcatel-Lucent merger. In addition to stronger profitability, free cash flow performance reflects continued efforts to tightly manage working capital, with a particular focus on reducing inventories and overdues, and the ability to rapidly monetize revenues recorded at the end of the year.

Highlights of 2015

•

Group revenues, excluding Managed Services and at constant perimeter, increased 10% year-on-year, driven by notable strength in next-generation revenues, which grew 24%. At constant exchange rates, Group revenues were down 2%, while next-generation revenues were up 11%. The weight of next-generation revenues continued to progress, representing 77% of revenues compared to 67% last year.

•	Gross margin reached 36.0% of revenues, an increase of 260 bps year-on-year.

•

Adjusted operating income totaled Euro 1,029 million, or 7.2% of revenues, compared to Euro 623 million in 2014, or 4.7% of revenues. Our Core Networking segment reached an adjusted operating margin of 10.0%, a slight decrease compared to 2014 but on substantially higher revenues, while our Access segment adjusted operating margin increased 510 bps year-over-year to 5.7%.

•

In 2015, the Group’s income tax benefit showed a substantial decrease compared to 2014, reflecting the increase in deferred tax assets in 2014 as a result of the improvement of the profitability of the Group as part of the Shift Plan.

•

At December 31, 2015, the Group’s overall Pensions and OPEB exposure indicated a deficit of Euro 1,271 million compared to a deficit of Euro 1,350 million as of December 31, 2014 (in each case before taking into account applicable asset ceilings). In addition, there was a substantial decrease in the Group’s US pension plan liabilities as a result of the previously announced lump sum offer, which stood at US$ 21.7 billion at the end of 2015 compared to US$ 29.5 billion at the end of 2014. The US qualified pension plans surplus, as a result of the lump sum offer, has increased by US$ 449 million to reach US$ 2.4 billion, or 11.1% of liabilities, compared to US$ 2.0 billion, or 7.2% of liabilities, immediately prior to the offer.

•	As reported, the Group showed a net income (Group share) of Euro 257 million in 2015, or Euro 0.09 per share, compared to a net loss of Euro (118) million in the year-ago period.

CORE NETWORKING

Core Networking segment revenues were Euro 2,047 million in Q4 2015, an increase of 14% year-over-year at actual rates and 7% at constant rates. Adjusted operating income totaled Euro 333 million, or 16.3% of segment revenues in Q4 2015, up from Euro 288 million and 16.0% respectively in Q4 2014. Core Networking segment operating cash flow was Euro 454 million in the quarter, an increase of Euro 39 million compared to Q4 2014.

For the full year 2015, Core Networking segment revenues were Euro 6,780 million, up 14% at actual rates and 4% at constant rates, compared to 2014. Adjusted operating income was Euro 678 million or 10.0% of segment revenues in 2015, a decrease of 60 bps compared to 2014. Core Networking segment operating cash flow of Euro 650 million increased 122 million compared to 2014.

Breakdown of segment (In Euro million)	Fourth quarter 2015	Fourth quarter 2014	Change y-o-y (actual)	Change y-o-y (constant)	Third quarter 2015	Change q-o-q (actual)	Change q-o-q (constant)
Core Networking
Revenues	2,047	1,802	14%	7%	1,608	27%	27%
IP Routing	778	664	17%	10%	649	20%	19%
IP Transport	772	649	19%	15%	556	39%	38%
IP Platforms	497	489	2%	-6%	403	24%	23%
Adjusted Operating income	333	288	45		151	182
in % of revenues	16.3%	16.0%	30 bps		9.4%	690 bps
Segment Operating Cash-Flow	454	415	39		45	409
in % of revenues	22.2%	23.0%	-80 bps		2.8%	1940 bps

Breakdown of segment (In Euro million)	2015	2014	Change y-o-y (actual)	Change y-o-y (constant)
Core Networking
Revenues	6,780	5,966	14%	4%
IP Routing	2,669	2,368	13%	2%
IP Transport	2,450	2,114	16%	10%
IP Platforms	1,661	1,484	12%	0%
Adjusted Operating income	678	630	48
in % of revenues	10.0%	10.6%	-60 bps
Segment Operating Cash-Flow	650	528	122
in % of revenues	9.6%	8.9%	70 bps

IP Routing revenues were Euro 778 million in Q4 2015, an increase of 17% at actual rates and 10% at constant rates, when compared to Q4 2014. The business recorded its best quarter ever, registering double digit growth in EMEA, APAC (excluding China) and CALA and modest growth in North America. Revenues from non-telco customers continued to progress and represented more than 15% of total IP Routing sales. Full year revenues for IP Routing increased 13% at actual rates and 2% at constant rates.

•

Traction in our 7950 XRS IP Core router remained solid, with 5 new wins in Q4 2015, bringing the total to date to 55. Notable wins include Telecom Italia, which extends our presence to 50 of the top 50 Service Providers (by Capex), and the Swiss national rail organization SBB, which illustrates the competitive effectiveness associated with a converged IP/Optics portfolio. XRS revenues once again grew at a very strong rate year-over-year while market share continued to expand (7.5% in Q3’15, according to Dell’Oro).

•	Virtualized routing momentum continues, with 13 new customers for the VSR in Q4 2015, bringing the total to 44 deployments and over 90 trials.

•

Nuage gained 20 new customers in the fourth quarter, bringing the total to 50 wins, with recent announcements at Telefonica Business Solutions and Centurylink, in addition to recent wins at a number of financial institutions and a leading insurance company.

IP Transport revenues were Euro 772 million in Q4 2015, up 19% at actual rates and 15% at constant rates, compared to the year-ago quarter. Terrestrial optics experienced solid year-over-year revenue growth, with particular strength in EMEA, APAC (excluding China), CALA and a recovery in North America. ASN witnessed a strong order book, notably driven by 2 major contracts coming into force including Seabras, and reflecting increasing investments from webscale players, to cope with their massive need of data transmission. Full year revenues for IP Transport increased 16% at actual rates and 10% at constant rates.

•

Within WDM, our 1830 Photonic Service Switch (PSS) platform represented 70% of terrestrial optical product revenues in the quarter, up 15 percentage points year-on-year, and was notably selected by the Ooredoo Group, TTCL and the Swiss national rail organization, SBB.

•

In Q4 2015, our 100G shipments represented 46% of total WDM line cards shipments, an increase of 14 percentage points year-on-year. Traction for 200G continues, as an increasing amount of line ports shipped in Q4 were 200G capable.

•

Bell Labs revealed an optical networking technology that could potentially help operators address rapid network data traffic growth, through world’s first demonstration of the MIMO-SDM technique, which has the potential to increase today’s 10 to 20 Terabit-per-second fiber capacities to Petabit-per-second capacity.

•

ASN continues to build its pipeline as evidenced by recent turnkey contract with Amper SA, subsidiary Bluesky Pacific Group, to roll out a new submarine cable system spanning more than 9,700 km across the Pacific, in addition to the recent Phase II roll-out of the African Coast to Europe (ACE) submarine cable system.

IP Platforms revenues were Euro 497 million in Q4 2015, a year-on-year increase of 2% at actual rates and a 6% decline at constant rates, impacted by a tough comparison basis in the year ago quarter while strong commercial traction witnessed at the end of the year has yet to translate into revenues. Full year revenues for IP Platforms increased 12% at actual rates and were flat at constant rates.

ACCESS

Access segment revenues were Euro 2,117 million in Q4 2015, up 13% year-over-year at actual rates and 4% at constant rates. In Q4 2015, segment operating income was Euro 250 million, an increase of Euro 244 million from the year-ago quarter. Segment operating cash flow was Euro 515 million in the quarter, Euro 361 million better than Q4 2014.

For the full year 2015, Access segment revenues were Euro 7,482 million, up 5% at actual rates and down 8% at constant rates, compared to 2014. Adjusted operating income improved to Euro 423 million or 5.7% of segment revenues in 2015, an increase of 510 bps compared to 2014. Access segment operating cash flow of Euro 627 million increased 579 million compared to 2014, largely exceeding the Shift Plan target of Euro 200 million in 2015.

Breakdown of segment (In Euro million)	Fourth quarter 2015	Fourth quarter 2014	Change y-o-y (actual)	Change y-o-y (constant)	Third quarter 2015	Change q-o-q (actual)	Change q-o-q (constant)
Access
Revenues	2,117	1,871	13%	4%	1,811	17%	16%
Wireless Access	1,380	1,211	14%	3%	1,184	17%	15%
Fixed Access	666	549	21%	15%	548	22%	22%
Managed services	61	96	-36%	-38%	65	-6%	-6%
Licensing	10	15	-33%	-27%	14	-31%	-27%
Adjusted Operating income	250	6	244		83	167
in % of revenues	11.8%	0.3%	1150 bps		4.6%	720 bps
Segment Operating Cash-Flow	515	154	361		41	474
in % of revenues	24.3%	8.2%	1610 bps		2.3%	2200 bps

Breakdown of segment (In Euro million)	2015	2014	Change y-o-y (actual)	Change y-o-y (constant)
Access
Revenues	7,482	7,157	5%	-8%
Wireless Access	4,896	4,685	5%	-10%
Fixed Access	2,268	2,048	11%	2%
Managed services	262	369	-29%	-33%
Licensing	56	55	3%	-2%
Adjusted Operating income	423	42	381
in % of revenues	5.7%	0.6%	510 bps
Segment Operating Cash-Flow	627	48	579
in % of revenues	8.4%	0.7%	770 bps

Wireless Access revenues were Euro 1,380 million, a year-on-year increase of 14% at actual rates and 3% at constant rates. Within Wireless, growth was essentially driven by 4G LTE, with notable strength in both China and North America. Full year revenues for Wireless Access increased 5% at actual rates and declined 10% at constant rates.

•

Alcatel-Lucent was chosen by China Telecom to expand 4G LTE across 12 provinces in China in addition to deploying its carrier aggregation capability, allowing LTE radios to combine multiple frequency bands to increase data speeds and lower latency.

•	Four new small cell customers were added in the quarter, bringing our total to 87, while Alcatel-Lucent’s 9961 Multi-Standard Home Cell was deployed by T-Mobile as part of its 4G LTE CellSpot.

•

Alcatel-Lucent introduced a radio interface for distributed antenna systems, the DAS-RFM, which allows mobile operators to improve signal performance while reducing power consumption, space and operational costs by as much as 90% when connecting subscribers at large public venues, such as shopping malls, hotels and office blocks.

•

To accelerate the delivery of commercial virtualized radio access network (vRAN) products, Alcatel-Lucent recently signed collaboration agreements with the industry-leading cloud software and hardware companies, Red Hat, Advantech and 6WIND in order to meet mobile operators’ requirements for performance, scalability and availability.

Fixed Access revenues were Euro 666 million in Q4 2015, an increase of 21% compared to the year-ago quarter at actual rates and 15% at constant rates. Strong year-over-year growth was driven primarily by APAC, notably in Australia and China, CALA and, to a lesser extent, North America. Full year revenues for Fixed Access increased 11% at actual rates and 2% at constant rates.

•

Alcatel-Lucent was selected as exclusive supplier of ultra-broadband fixed access technology for A1 Telekom Austria, which includes both G.fast and Vplus technologies, in addition to IP routing and optical equipment.

•	Alcatel-Lucent’s fiber technology helped Swisscom reach its 1 million fiber-to-the-home target in Switzerland in 2015.

•	Indian cable operator DEN Networks to launch ultra-broadband Internet connectivity to homes and businesses using GPON fixed access, IP routing and aggregation technologies.

•

A lab trial with Deutsche Telekom was recently completed demonstrating XG-FAST, an extension of G.fast technology, which generated data throughput speeds of more than 10 gigabits-per-second (Gbps) over bonded telephone lines.

GEOGRAPHICAL INFORMATION

North America revenues increased 15% at actual rates year-over-year and 2% at constant rates reflecting a strong end of year activity notably in terrestrial optics, wireless and fixed networks. Revenues in Europe increased 2% year-over-year and 1% at constant rates. Excluding Managed Services, revenue growth in Europe stood respectively at 4% and 3%. Asia Pacific posted 20% year-over-year growth at actual rates and 12% at constant rates, notably reflecting continued strength in Australia. In Rest of World, revenues were up 15% at actual rates and 12% at constant rates mainly driven by CALA.

Geographic breakdown of revenues (In Euro million)	Fourth quarter 2015	Fourth quarter 2014	Change y-o-y (actual)	Change y-o-y (constant)	Third quarter 2015	Change q-o-q (actual)	Change q-o-q (constant)
North America	1,718	1,489	15%	2%	1,416	21%	20%
Europe	906	890	2%	1%	797	14%	14%
Asia Pacific	904	754	20%	12%	779	16%	15%
RoW	633	549	15%	12%	437	45%	44%
Total group revenues	4,161	3,682	13%	4%	3,429	21%	21%

Geographic breakdown of revenues (In Euro million)	2015	2014	Change y-o-y (actual)	Change y-o-y (constant)
North America	6,222	5,793	7%	-10%
Europe	3,199	2,982	7%	6%
Asia Pacific	2,958	2,631	12%	1%
RoW	1,896	1,772	7%	2%
Total group revenues	14,275	13,178	8%	-4%

P&L HIGHLIGHTS (UNAUDITED)

Adjusted Profit & Loss Statement (In Euro million except for EPS)	Fourth quarter 2015	Fourth quarter 2014	Change y-o-y	Third quarter 2015	Change q-o-q
Revenues	4,161	3,682	13%/4%*	3,429	21%/21%*
Cost of sales	(2,521)	(2,403)	(118)	(2,247)	(274)
Gross profit	1,640	1,279	361	1,182	458
in % of revenues	39.4%	34.7%	470 bps	34.5%	490 bps
SG&A expenses	(477)	(417)	14%	(422)	13%
R&D costs	(603)	(578)	4%	(548)	10%
Adjusted Operating income	560	284	276	212	348
in % of revenues	13.5%	7.7%	580 bps	6.2%	730 bps
Restructuring costs	(126)	(157)	31	(84)	(42)
Litigations	(3)	2	(5)	2	(5)
Gain/(loss) on disposal of consolidated entities & transaction costs	-	40	(40)	-	-
Nokia transaction costs	(70)	-	(70)	(27)	(43)
Impairment of assets	-	-	-	(193)	193
Post-retirement benefit plan amendment	405	9	396	1	403
Financial expense	(164)	(102)	(62)	(99)	(65)
Share in net income of equity affiliates	-	7	(7)	1	(1)
Income/(loss) tax benefit	15	216	(201)	1	14
Income/(loss) from discontinued activities	1	(2)	3	(4)	5
Adjusted Net income (loss) (Group share)	592	278	314	(203)	796
Non-controlling interests	26	19	7	13	12
Adjusted EPS diluted (in Euro)	0.18	0.09	Nm	(0.07)	Nm
Adjusted E/ADS* diluted (in USD)	0.20	0.10	Nm	(0.08)	Nm
Number of diluted shares (million)	3,415.7	3,473.4	Nm	2,796.5	Nm

Adjusted Profit & Loss Statement (In Euro million except for EPS)	2015	2014	Change
Revenues	14,275	13,178	8%/-4%*
Cost of sales	(9,132)	(8,770)	(362)
Gross profit	5,143	4,408	735
in % of revenues	36.0%	33.4%	260 bps
SG&A expenses	(1,763)	(1,594)	11%
R&D costs	(2,351)	(2,191)	7%
Adjusted Operating income	1,029	623	406
in % of revenues	7.2%	4.7%	250 bps
Restructuring costs	(401)	(574)	173
Litigations	(20)	7	(27)
Gain/(loss) on disposal of consolidated entities & transaction costs	(1)	20	(21)
Nokia transaction costs	(104)	-	(104)
Impairment of assets	(193)	-	(193)
Post-retirement benefit plan amendment	404	112	292
Financial expense	(405)	(502)	97
Share in net income of equity affiliates	2	15	(13)
Income/(loss) tax benefit	6	297	(291)
Income/(loss) from discontinued activities	(16)	(49)	34
Adjusted Net income (loss) (Group share)	272	(86)	358
Non-controlling interests	29	35	(6)
Adjusted EPS diluted (in Euro)	0.10	(0.03)	Nm
Adjusted E/ADS* diluted (in USD)	0.11	(0.04)	Nm
Number of diluted shares (million)	2,852.7	2,815.4	Nm

*At constant rate

CASH FLOW STATEMENT HIGHLIGHTS (UNAUDITED)

Cash Flow highlights (In Euro million)	Fourth quarter 2015	Fourth quarter 2014	2015	2014
Adjusted operating income	560	284	1,029	623
Change in operating WCR	382	234	160	(129)
Segment Operating Cash Flow	942	518	1,189	494
Depreciation & Amort and other adjustments	399	149	790	587
Operating Cash Flow	1,341	667	1,979	1,081
Interest	(1)	(13)	(198)	(225)
Income tax (expense)	(20)	(18)	(75)	(93)
Pension funding & retiree benefit cash outlays	(33)	(39)	(105)	(173)
Restructuring cash outlays	(116)	(156)	(424)	(463)
Capital expenditures (incl. R&D cap.)	(184)	(178)	(580)	(556)
Disposal of Intellectual Property	13	1	29	9
Free Cash Flow	1,000	264	626	(420)
o/w Transaction related costs	20	-	34	-
Free Cash Flow excluding transaction related costs	1,020	264	660	(420)
Free Cash Flow excl. restructuring cash outlays & transaction costs	1,136	420	1,084	43

BALANCE SHEET HIGHLIGHTS (UNAUDITED)

Statement of position - Assets (In Euro million)	Dec 31, 2015	Sept 30, 2015
Total non-current assets	11,597	11,222
Goodwill & intangible assets, net	4,650	4,567
Prepaid pension costs	2,935	2,813
Other non-current assets	4,012	3,842
Total current assets	11,592	10,747
OWC assets	4,180	4,451
Other current assets	881	987
Marketable securities, cash & cash equivalents	6,531	5,309
Total assets	23,189	21,969

Statement of position - Liabilities and equity (In Euro million)	Dec 31, 2015	Sept 30, 2015
Total equity	4,597	2,678
Attributable to the equity owners of the parent	3,693	1,811
Non controlling interests	904	867
Total non-current liabilities	10,645	11,801
Pensions and other post-retirement benefits	4,506	5,611
Long term debt	4,632	4,798
Other non-current liabilities	1,507	1,392
Total current liabilities	7,947	7,490
Provisions	1,128	1,151
Short term debt	579	503
OWC liabilities	4,372	4,240
Other current liabilities	1,868	1,596
Total liabilities and shareholder’s equity	23,189	21,969

-----------------------

Notes

The Board of Directors of Alcatel-Lucent met on February 10, 2016, examined the Group’s unaudited consolidated financial statements at December 31, 2015.

The consolidated financial statements are unaudited. They are available on our website http://www.alcatel-lucent.com/investors/financial-results/Q4-2015

Operating income is the Income from operating activities before restructuring costs, litigations, impairment of assets, gain on disposal of consolidated entities and post-retirement benefit plan amendments.

“Adjusted” refers to the fact that it excludes the main impacts from Lucent’s purchase price allocation.

“Segment operating cash flow” is the adjusted operating income plus operating working capital change at constant exchange rate.

“Operating cash-flow” is defined as cash-flow after changes in working capital and before interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay.

About Alcatel-Lucent (Euronext Paris and NYSE: ALU)

Alcatel-Lucent is the leading IP networking, ultra-broadband access and cloud technology specialist. We are dedicated to making global communications more innovative, sustainable and accessible for people, businesses and governments worldwide. Our mission is to invent and deliver trusted networks to help our customers unleash their value. Every success has its network.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS
SIMON POULTER	simon.poulter@alcatel-lucent.com	T: + 33 (0)1 55 14 10 06
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T: + 33 (0)1 55 14 15 91

ALCATEL-LUCENT INVESTOR RELATIONS
MARISA BALDO	marisa.baldo@alcatel-lucent.com	T: + 33 (0)1 55 14 11 20
FLORENT DEFRETIN	florent.defretin@alcatel-lucent.com	T: + 33 (0)1 55 14 14 27
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T: + 1 908-582-7998

FORWARD-LOOKING STATEMENTS

To the extent this communication contains forward-looking statements that reflect Alcatel-Lucent’s current expectations and views of future events and developments, which statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions, such forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Alcatel Lucent’s control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on Alcatel Lucent’s beliefs, assumptions and expectations of future performance, taking into account the information currently available to it, and are only predictions based upon Alcatel Lucent’s current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. In all events, such forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K by either Alcatel Lucent or Nokia, and any other documents that Nokia or Alcatel Lucent have filed with the SEC. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Alcatel Lucent will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Alcatel Lucent or its business or operations. Except as required by law, Alcatel Lucent undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ADJUSTED PROFORMA RESULTS

In the fourth quarter, the reported net income (Group share) was Euro 589 million or Euro 0.17 per diluted share (USD 0.19 per ADS) including the negative after tax impact from Purchase Price Allocation entries of Euro 3 million.

In addition to the reported results, Alcatel-Lucent is providing adjusted results in order to provide meaningful comparable information, which excludes the main non-cash impacts from Purchase Price Allocation (PPA) entries in relation to the Lucent business combination. The fourth quarter 2015 adjusted net income (Group share) was Euro 592 million or Euro 0.17 per diluted share (USD 0.19 per ADS).

	Q4 2015			2015
(In Euro million except for EPS)	As reported	PPA	Adjusted	As reported	PPA	Adjusted

Revenues	4,161		4,161	14,275		14,275

Cost of sales	(2,521)		(2,521)	(9,132)		(9,132)

Gross Profit	1,640		1,640	5,143		5,143

SG&A expenses	(475)	(2)	(477)	(1,761)	(2)	(1,763)

R&D costs	(610)	7	(603)	(2,378)	27	(2,351)

Operating income	555	5	560	1,004	25	1,029

Restructuring costs	(126)		(126)	(401)		(401)
Litigations	(3)		(3)	(20)		(20)
Gain/(loss) on disposal of consolidated entities & transaction costs	(70)		(70)	(105)		(105)
Impairment of assets	-		-	(193)		(193)

Post-retirement benefit plan amendment	405		405	404		404

Income from operating activities	761	5	766	689	25	714

Financial expense	(164)		(164)	(405)	0	(405)

Share in net income of equity affiliates	-		-	2		2

Income/(loss) tax benefit	17	(2)	15	16	(10)	6

Income (loss) from continuing operations	614	3	617	302	15	317

Income (loss) from discontinued activities	1		1	(16)		(16)

Net Income (loss)	615	3	618	286	15	301

of which : Equity owners of the parent	589	3	592	257	15	272
Non-controlling interests	26		26	29		29

Earnings per share : basic	0.21	0.00	0.21	0.09	0.01	0.10

Earnings per share : diluted	0.18	0.00	0.18	0.09	0.01	0.10

E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of 1.0859 USD as of December 31, 2015.

RESTATEMENT OF 2015 - 2013 BREAKDOWN BY OPERATING SEGMENTS

In Euro Million
Revenues	2015	Q4’15	Q3’15	Q2’15	Q1’15	2014	Q4’14	Q3’14	Q2’14	Q1’14	2013
Core Networking	6,780	2,047	1,608	1,675	1,450	5,966	1,802	1,443	1,369	1,352	6,151
IP Routing	2,669	778	649	659	583	2,368	664	594	561	549	2,253
IP Transport	2,450	772	556	630	492	2,114	649	527	484	454	2,120
IP Platforms	1,661	497	403	386	375	1,484	489	322	324	349	1,778
Access	7,482	2,117	1,811	1,772	1,782	7,157	1,871	1,807	1,907	1,572	7,447
Wireless Access	4,896	1,380	1,184	1,148	1,184	4,685	1,211	1,176	1,299	999	4,510
Fixed Access	2,268	666	548	548	506	2,048	549	518	521	460	2,069
Managed services	262	61	65	58	78	369	96	97	77	99	791
Licensing	56	10	14	18	14	55	15	16	10	14	77
Other & Unallocated	13	(3)	10	3	3	55	9	4	3	39	215
Total group revenues	14,275	4,161	3,429	3,450	3,235	13,178	3,682	3,254	3,279	2,963	13,813

Adj. operating income (loss)
Core Networking	678	333	151	153	41	630	288	123	123	96	479
in % of revenues	10.0%	16.3%	9.4%	9.1%	2.8%	10.6%	16.0%	8.5%	9.0%	7.1%	7.8%
Access	423	250	83	23	67	42	6	62	11	(37)	(85)
in % of revenues	5.7%	11.8%	4.6%	1.3%	3.8%	0.6%	0.3%	3.4%	0.6%	-2.4%	-1.1%
Other & Unallocated	(72)	(23)	(22)	(1)	(26)	(49)	(10)	(15)	2	(26)	(116)
Total	1,029	560	212	175	82	623	284	170	136	33	278
in % of revenues	7.2%	13.5%	6.2%	5.1%	2.5%	4.7%	7.7%	5.2%	4.1%	1.1%	2.0%

Segment Operating Cash Flow
Core Networking	650	454	45	192	(42)	528	415	(38)	103	48	482
in % of revenues	9.6%	22.2%	2.8%	11.5%	-2.9%	8.9%	23.0%	-2.6%	7.5%	3.6%	7.8%
Access	627	515	41	129	(58)	48	154	(36)	(9)	(61)	(137)
in % of revenues	8.4%	24.3%	2.3%	7.3%	-3.3%	0.7%	8.2%	-2.0%	-0.5%	-3.9%	-1.8%
Other & Unallocated	(88)	(27)	(3)	(5)	(52)	(82)	(51)	13	2	(46)	(134)
Total	1,189	942	83	316	(152)	494	518	(61)	96	(59)	211
in % of revenues	8.3%	22.6%	2.4%	9.2%	-4.7%	3.7%	14.1%	-1.9%	2.9%	-2.0%	1.5%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 11, 2016	Alcatel Lucent

	By:	/s/ Jean Raby
	Name:	Jean Raby
	Title:	Chief Financial and Legal Officer